Filed by Triarc Companies, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934
Subject Company: Wendy's International, Inc.
Commission File No: 1-08116/
Triarc Companies, Inc.
Commission File No: 1-2207

280 Park Avenue

41st Floor

New York, NY 10017

212-451-3000

April 24, 2008

To the Thomas Family c/o Pam Thomas Farber:

As you are the members of the Wendy’s “first family,” we are writing to express our enthusiasm for the proposed combination of Wendy’s and Arby’s. We also want to give you our most sincere assurances that we only want the best for Wendy’s.

We are brand builders who have great respect for Wendy’s and its fine reputation. We have a long track record of investing in and helping to promote the growth of high-quality brands including Snapple, Arby’s, Heinz, and Tiffany. We have full confidence in Roland Smith, Triarc's CEO, and his ability to work with the Wendy’s team and its franchisees to execute a long-term growth strategy that will focus on building the brand to further enhance its many traditions of quality food and service. We are also convinced that Wendy’s and Arby’s will be able to do many great things together in the years ahead that neither could have done separately.

We also want you to know that we have a very deep respect for your father’s extraordinary legacy. In fact, reflecting our strong commitment to the brand, we will be changing Triarc’s corporate name to include Wendy’s as soon as practicable.

To celebrate the closing of the merger later this year, we intend to give $1 million to the Dave Thomas Foundation.

Sincerely,

/s/ Nelson Peltz NELSON PELTZ	/s/ Peter May PETER MAY	/s/ Edward Garden EDWARD GARDEN

* * *

1.

In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also constitutes a prospectus of Triarc. Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders. Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com ) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”. You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com ) under the tab “Investor” and then under the heading “SEC Filings.”

2.

Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Triarc’s executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2007. You can find information about Wendy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2007. You can obtain free copies of these documents from Triarc and Wendy’s using the contact information below.